John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

February 21, 2012

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On December 30, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 60 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 61 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement.  The Amendment was filed for the purpose of making changes to the investment strategy and adding corresponding risk disclosure relating to the Geier Strategic Total Return Fund, a series portfolio of the Trust (“Fund”).

You recently provided comments to me relating to the Amendment as well as to the Fund’s most recent shareholder report.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).  The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Table of Contents
1.	Comment:	Please remove the header “Portfolio Turnover” as it is part of the “Fees and Expenses” section.

Response:	The Trust has revised the disclosure as you have requested.

Fund Summary – Fees and Expenses of the Fund

2.	Comment:	Please move the portion of the parenthetical pertaining to the $15 wire fee to its own line item and add the $15.00 amount directly under the 1.00% redemption fee amount.

Response:	The Trust has revised the disclosure as you have requested.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
February 21, 2012

3.	Comment:	Please remove footnote 1 from the fee table as it not permitted by Form N-1A.

Response:	The Trust has revised the disclosure as you have requested.

4.	Comment:
It appears that the 0.32% fee waiver/expense reimbursement includes the voluntary fee waiver/expense reimbursement of the Fund’s $53,000 tax expense.  If this is the case, please revise this fee waiver/expense reimbursement amount as only contractual fee waivers and expense reimbursements may be shown in the fee table.  Additionally, if appropriate, please revise the expense example.

Response:
As you have correctly commented, the fee table and expense example included the effect of the voluntary fee waiver/expense reimbursement.  The Trust has revised the fee table (fee wavier and expense reimbursement line) and the expense example to remove the effect of the voluntary measures.

5.	Comment:
For footnote 3 to the fee table, please verify that the dates are accurate.  Additionally, please clarify in your correspondence filing the timing, circumstances and sequencing of the events involved with the tax liability and the amendment to the expense limitation agreement.  Additionally, please verify the dates relating to the expense limitation agreement as described under the “Management of the Fund” section are correct.

Response:
The Trust has corrected one of the dates in footnote 3 (now footnote 2) to the fee table and that correction will be reflected in the B-Filing.  The Trust confirms that the dates in the disclosure in the Management of the Fund section of the Prospectus are accurate.  Notwithstanding the foregoing, the Trust has revised the disclosure to clarify the retroactive nature of the amendment to the expense limitation agreement.  With respect to your request for the sequence of evenings involving the amendment to the expense limitation agreement and the tax liability, the Trust and the Adviser, as noted in the disclosure agreed to amend the expense limitation as of October 31, 2011.  This agreement to amend the expense limitation agreement was not reached until late in December during the production of the annual report for the Fund.  It was during the production of the annual report that the Trust, along with its service providers, was assessing the impact of the tax liability that had been incurred by the Fund.  Under the terms of the prior expense limitation agreement, any liabilities associated with taxes were excluded from the obligation of the investment adviser to limit the expenses of the Fund.  These circumstances led the investment adviser to the Fund to propose to the Trust to allow it (the investment adviser) to voluntarily reimburse the Fund for a portion of the tax expense that the Fund.  As consideration for that investment adviser’s willingness to voluntarily reimburse a portion of the Fund’s tax expenses, the Trust allowed the expense limitation agreement to be amended to provide for the potential recoupment of such expense reimbursement at a future date.

6.	Comment:
Footnote 3 notes that the contractual arrangement may only be terminated by the mutual consent of the Adviser and the Fund.  Does this mean that it may terminate by the consent of the Board of Trustees, on the Fund’s behalf?

Response:
Yes.  The termination by the consent of the Fund means that it would terminate by the consent of the Board of Trustees, on the Fund’s behalf.  We have chosen to use the terminology (the “Fund”) rather than introduce the concept of the Valued Advisers Trust of which the Fund is a series portfolio.  We believe this to be more consistent with “Plain English” principles.  We also note that disclosure regarding the Trust’s organizational structure is contained in the Statement of Additional Information for the Fund.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
February 21, 2012

Fund Summary – Principal Risks

7.	Comment:	Please add the risk of high portfolio turnover as the turnover for the recent period ended was over 500%.

Response:	The Trust has revised the disclosure as you have requested.

8.	Comment:
Directly following the risks, there is a statement that provides that “[a]n investment in the Fund is not a deposit at a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”  If this is a bank sold mutual fund, then the statement may remain but if it is not, consider removing this language.

Response:
While the Fund is not bank-sponsored, there could be situations that arise in the future where the Fund may be offered by a bank trust account.  As such, the Trust would prefer to leave the language in the prospectus.

Fund Summary – Portfolio Management

9.           Comment:                                Under the “portfolio manager” header, please add “December” before 2010.

Response:                                The Trust has revised the disclosure as you have requested.

 Additional Information About the Fund’s Principal Investment Strategies and Related Risks – Is the Fund Right for You?

10.	Comment:	Bullet #2 implies that the Fund as a single investment, may be all that some investors need. Please revise this bullet point.

Response:                                The Trust has revised the disclosure as you have requested.

11.	Comment:
The last bullet point in this section does not adequately state the risk of the Fund.  Please add disclosure relating to the concepts of an investor’s willingness to hold the investment for the long-term and the possible risk of loss of investment.

Response:                                The Trust has revised the disclosure as you have requested.

Determination of Net Asset Value

12.	Comment:
Please add disclosure that due to the Fund’s investments in foreign securities that trade on days when the Fund does not price its shares, the NAV of the Fund may change when a shareholder may not be able to purchase or redeem shares.

Response:                                The Trust has revised the disclosure as you have requested.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
February 21, 2012

Management of the Fund

13.	Comment:	Please update the assets under management number to a date more recent than October 31, 2010.

Response:                          The Trust has revised the disclosure as you have requested.

Financial Highlights

14.	Comment:	Please note in the introductory paragraph to the Financial Highlights section that the Fund’s auditor is Cohen Fund Audit Services, Ltd. and not BBD, LLP.

Response:                           The Trust has revised the disclosure as you have requested.

Appendix:  Adviser’s Prior Performance

15.           Comment:                        The net return data should be presented before the gross return data.  Please reverse.
  Response:                        The Trust has revised the disclosure as you have requested.

16.           Comment:                        Please explain what the “dispersion” column represents.

  Response:                        The Trust has revised the disclosure as you have requested.

17.	Comment:	There is a reference to the number of portfolios and it is unclear if this relates to the number in the Morningstar category or the number of portfolios in the composite. Please clarify.

Response:                          The Trust has revised the disclosure as you have requested.

Annual Report Comments

1.           Comment:                          This comment is the same as comment #4 and #5 to the Prospectus, as stated above.

Response:                          See response to Prospectus comment #5 above.

*                      *                       *
The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively